FILED PURSUANT TO RULE 433 UNDER THE SECURITIES ACT OF 1933
ISSUER FREE WRITING PROSPECTUS DATED JULY 28, 2022
RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT DATED JULY 28, 2022
TO PROSPECTUS DATED AUGUST 21, 2020
REGISTRATION STATEMENT NO. 333-242483

1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
July 28, 2022	www.integraresources.com

INTEGRA SIGNS AGREEMENT FOR US$20 M CONVERTIBLE DEBENTURE WITH BEEDIE CAPITAL, ANNOUNCES CONCURRENT OVERNIGHT MARKETED PUBLIC OFFERING OF UP TO US$10 M WITH LEAD ORDER FROM BEEDIE CAPITAL

News Release Highlights:

  Integra has signed an agreement with Beedie Capital in respect of an up to US$20 million ("M") convertible facility available in two tranches.
    The US$10 M first tranche of the convertible debenture will be advanced at the closing of the convertible facility, while the second US$10 M tranche will be available upon submittal of an approved Mining Plan of Operations for the DeLamar gold-silver deposit in Idaho.
  The net proceeds of the US$10 M equity financing and the US$10 M first tranche of the convertible debenture will be used to advance the development of the DeLamar Project,  complete ~15,000 meters of shallow, oxide definition drilling, aimed at resource expansion for the proposed heap leach operation and working capital and general corporate purposes.
  Beedie Capital, an existing shareholder of Integra Resources, provides lead order to purchase common shares of Integra, as part of an overnight marketed public offering of up to US$10 M (the "Offering").
  Upon completion of the Offering, Beedie Capital would approximately own pro-forma 8% of Integra on a non-diluted basis, making it one of Integra's largest shareholders, supporting future growth of the Company and the development of its DeLamar Project in Idaho.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce the signing of a credit agreement with Beedie Investments Ltd. ("Beedie Capital" or the "Lender") for a US$20,000,000 convertible debenture facility (the "Convertible Facility"). The Company is also pleased to announce an over-night marketed public offering of up to US$10,000,000. The Offering is expected to be completed pursuant to an underwriting agreement to be entered into between the Company and Raymond James Ltd., as co-lead underwriter and sole bookrunner, on behalf of a syndicate of underwriters co-led by Raymond James Ltd. (collectively, the "Underwriters "). The price and number of common shares to be sold will be determined in the course of marketing.

In addition, Integra will grant the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 15% of the number of common shares sold in the Offering for up to 30 days after the closing, on the same terms and conditions as the Offering.

"We are very pleased to welcome Beedie Capital as a significant partner. The Offering and the Convertible Facility will provide visibility to additional capital in the future as needed. Furthermore, the structure of this financing minimizes share dilution and provides flexibility in future financings and provides the capital to advance the DeLamar Project towards a key development milestone, the filing of the Mining Plan of Operations," noted President and CEO George Salamis.

"We've been following the Integra team since its first project in Val-d'Or, Quebec and we are thrilled to partner with Integra Resources as they advance the DeLamar gold-silver project," said David Bell, Managing Director, Beedie Capital. "The team has a proven track record advancing brownfield mining projects and we are excited to support them as they further expand and advance DeLamar."

A summary of the key terms of the Convertible Facility:

- Amount: US$20 M (the "Loan Commitment") in two tranches: The first tranche of US$10 M (the "Initial Advance") will be advanced at closing (expected on or about  August 4, 2022) and a second tranche of US$10 M (the "Standby Amount"), made available for drawdown at the Company's election in US$2.5 M minimum draws (the "Subsequent Advances") upon filing of the DeLamar Mining Plan of Operations;

- Security: Secured by the Company's material assets and guaranteed by the Company's subsidiaries;

- Term: 36 months, with the potential for a 12 month extension at the Company's election, subject to conditions;

- Interest Rate: 8.75% per annum on the loan outstanding, accrued for the first twenty-four months, then payable quarterly either in shares or in cash, at Integra's election;

- Conversion Terms: Convertible by the Lender into common shares based on the following conversion prices:

  For the Initial Advance, the lesser of C$1.22 per share and a 44% premium to the Offering price;
  For the Subsequent Advances, 20% premium to the 30-day VWAP price of the common shares immediately before the earlier of the announcement of the Subsequent Advance and the date of funding of the Subsequent Advance;

- Forced Conversion: In the event that the 30-day VWAP of the common shares of the Company is equal to or greater than a 50% premium to the Conversion Price for a given Advance, then Integra shall have the right, exercisable in its sole discretion on delivery of written notice to the Lender, to require the Lender to convert 50% of the then outstanding principal amount of the applicable Advance into common shares at the Conversion Price of such Advance, subject to additional terms; and

- Prepayment Conditions: Prepayment will be permitted at any time during the term and will be subject to certain provisions and prepayment fees.

- Fees: Integra will pay a US$300,000 commitment fee (1.5% of the Loan Commitment) and a standby fee equal to 2.0% per annum on the undrawn Standby Amount outstanding.

- Board Nominee and Participation Rights: If and for so long as Beedie Capital and its affiliates own at least 10% of the issued and outstanding common shares of the Company on a non-diluted basis, Beedie Capital will be entitled to nominate a representative to the Board and will have the right to participate in equity offerings of the Company in order to maintain its proportionate ownership percentage. Beedie Capital also has the right to appoint an observer to the Board for so long as there is at least a US$10 M outstanding balance owing or Beedie Capital owns common shares represented by a minimum aggregate conversion price of US$10 M.

Auramet International LLC has acted as an advisor to the Company with respect to the Convertible Facility.

The Offering:

The Company filed a preliminary prospectus supplement on July 28, 2022 (the "Preliminary Supplement") to its short form base shelf prospectus dated August 21, 2020 (the "Base Shelf Prospectus"). The Company intends to file a final prospectus supplement (the "Final Supplement" and, together with the Preliminary Supplement, the "Supplements") to its Base Shelf Prospectus on or about July 29, 2022. The Supplements will be filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec. The Supplements will also be filed with the United States Securities and Exchange Commission ("SEC") as part of the Company's Registration Statement on Form F-10 (File No. 333-242483) (the "Registration Statement") in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Before you invest, you should read the Registration Statement, the Supplements and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the SEDAR website at www.sedar.com. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send you the Supplements or you may request it from Integra at 1050-400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, telephone (604) 416-0576.

Completion of the Transactions

Pursuant to the Loan Commitment, a Credit Agreement has been signed by both parties. The closing of the Initial Advance is expected to occur on or about August 4, 2022. Each of the Initial Advance under the Convertible Facility and the Offering are subject to customary closing conditions, including receipt of all necessary approvals including the approval of the TSX Venture Exchange. The Initial Advance is also subject to (i) completion of an equity financing (which is expected to be fulfilled by the Offering); (ii) settlement of security documents and (iii) other customary conditions for a loan transaction, while the Subsequent Advances are subject to approval of the TSX Venture Exchange and additional bringdown conditions. The Offering is expected to close on or about August 4, 2022.

Financing Use of Proceeds:

  15,000 meters of shallow reverse circulation and Sonic drilling primarily through backfill and historic stockpiles, designed to bring further heap leachable resources into future potential mine plans;
  Site surveys and studies, including geotechnical, metallurgical, water well and condemnation drilling to support permitting and the preparation of the Mining Plan of Operations
  Working capital and general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such province, state or jurisdiction.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

About Beedie Capital

Beedie Capital is a multi-strategy direct investment platform that manages the alternative investments for Beedie, one of the largest private companies in Western Canada. It deploys capital using a flexible, evergreen mandate, and applies a highly agnostic approach to the duration, structure and size of its investments. Beedie Capital combines the strategic capabilities of an institutional investment platform with the flexibility and entrepreneurial mindset of a privately owned business.

Beedie Capital invests in any sector, with a core focus on Technology and Metals & Mining, and seeks to grow its invested capital alongside the enterprise value of its investments. Visit: www.beedie.ca/capital

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the terms, timing and completion of the Private Placement and the Convertible Facility; statements about the composition of shareholders ownership in the Company; statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; financing risks; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.